FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA announces the pricing of additional US$100 million of senior notes due 2021

Mexico City, February 10, 2011 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that it has priced an additional US$100 million of Senior Notes originally issued on February 4, 2011 (the “original offering”), increasing the size of the offer to US$500 million. The additional notes have the same terms as the notes issued as part of the original offering with respect to term and coupon, but will have a yield to maturity of 9.054%.

ICA intends to use a substantial majority of the proceeds from the sale of the additional notes to repay outstanding debt. The remaining balance, after payments of related fees and expenses, will be added to its existing cash balance and be available for general corporate purposes, including equity contributions for new and existing projects.

The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and were offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act or to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release is for informative purposes only and is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

Application has been made by ICA to list the notes on the Official List of the Luxembourg Stock Exchange, and to admit the notes for trading on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES, OR “CNBV”), AND MAY NOT BE OFFERED OR SOLD PUBLICLY OR OTHERWISE BE THE SUBJECT OF BROKERAGE ACTIVITIES IN MEXICO, EXCEPT PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH IN ARTICLE 8 OF THE LEY DEL MERCADO DE VALORES, OR THE MEXICAN SECURITIES MARKET LAW. WE WILL NOTIFY THE CNBV OF THE TERMS AND CONDITIONS OF THIS OFFERING FOR INFORMATIONAL PURPOSES ONLY. DELIVERY OR RECEIPT OF SUCH NOTICE DOES NOT CONSTITUTE OR IMPLY A CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE NOTES OR OF SOLVENCY, LIQUIDITY OR CREDIT QUALITY OF ICA OR THE ACCURACY OR COMPLETENESS OF THE CORRESPONDING OFFERING MEMORANDUM. THE OFFERING MEMORANDUM IS SOLELY THE RESPONSIBILITY OF ICA AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems and; homebuilding. For more information visit www.ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that involves risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For additional information contact:
Alonso Quintana, CFO alonso.quintana@ica.com.mx Luz Montemayor, IRO (5255) 5272 9991 ext. 3692 luz.montemayor@ica.com.mx	Investor Contact: relacion.inversionistas@ica.com.mx In the United States: Zemi Communications, Daniel Wilson (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer